Free Writing Prospectus dated April 28, 2010	Filed Pursuant to Rule 433(d) Registration Statement No. 333-165815 April 28, 2010

Diageo announces preliminary participation in Exchange Offer

28 April 2010

Diageo plc

Diageo, the world’s leading premium drinks business, today announced that, as at the early exchange date of 5:00 p.m., New York City time, on 27 April 2010, $695,232,000 aggregate principal amount of outstanding 7.375% notes due 2014 had been tendered and not validly withdrawn pursuant to Diageo’s offer to exchange up to $1 billion of 2014 notes for a cash payment plus an equal principal amount of new notes due 15 July 2020 issued by Diageo Capital plc and guaranteed by Diageo plc. The amount of notes tendered at the early exchange date represents 69.52% of the $1 billion aggregate principal amount that Diageo will accept for exchange in the offer.

Accordingly, Diageo expects that the condition of the exchange offer that at least $500 million aggregate principal amount of the 2014 notes be validly tendered for exchange and not validly withdrawn by the expiration date of 5:00 p.m., New York City time, on 12 May 2010 (unless extended) will be satisfied. Any 2014 notes tendered in the exchange offer may be withdrawn at any time prior to the expiration date.

If more than $1 billion aggregate principal amount of 2014 notes are validly tendered and not validly withdrawn by the expiration date, Diageo will, subject to the terms and conditions of the exchange offer, accept for exchange 2014 notes in an aggregate principal amount of $1 billion on a pro rata basis among all the tendering holders.

The terms of the exchange offer remain unchanged.

Contacts

If you are a holder of 2014 notes and want to participate in the exchange offer:

For additional information regarding the terms of the exchange offer, please contact the dealer managers:  Goldman, Sachs & Co. at +1 (800) 828-3182 (toll free) or +1 (212) 902-5128  (collect) or J.P. Morgan at +1 (866) 834-4666 (toll free) or +1 (212) 834-3424 (collect). Recently calculated hypothetical quotes of the yields on the reference U.S. Treasury securities to be used to calculate the interest rate payable on the new notes and the cash consideration described above can be obtained by contacting Goldman, Sachs & Co. or J.P. Morgan.

Diageo has also retained Global Bondholder Services Corporation to serve as Depositary and Information Agent for the exchange offer.  Any questions or requests for assistance or requests for documents regarding the exchanging of notes may be directed to Global Bondholder Services Corporation at +1 (866) 857-2200 (toll free) or +1 (212) 430-3774 (collect), or in writing at 65 Broadway - Suite 723, New York, NY, 10006, Attention: Corporate Actions.

If you are an investor, analyst or a journalist and want more information on Diageo:

Diageo Investor enquiries

Nick Temperley
+44 (20) 8978 4223
Investor.relations@diageo.com

Kelly Padgett
+1 (202) 715 1110
Investor.relations@diageo.com

Diageo Media enquiries

James Crampton
+44 (20) 8978 4613
media@diageo.com

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities either in the United States or any other jurisdiction, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration and qualification under the securities laws of any such jurisdiction. Any public offering of securities in the United States is being made solely by means of a Prospectus included in the Registration Statement filed by Diageo plc and Diageo Capital plc declared effective on 14 April 2010.

Diageo has filed a Registration Statement (including a Prospectus) with the SEC for the exchange offer to which this communication relates.  You should read the Prospectus in that Registration Statement and other documents Diageo has filed with the SEC for more complete information about Diageo and this exchange offer.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any dealer manager participating in the exchange offer will arrange to send you the Prospectus if you request it by calling Goldman, Sachs & Co. at +1 (800) 828-3182 or J.P. Morgan at +1 (866) 834-4666.

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